Exhibit 12.1
FREEPORT-McMoRan INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2014		2013	2012	2011	2010

(Loss) income before income taxes and equity in affiliated companies' net earnings	$(424)		4,913	5,486	8,818	8,512
Amortization of previously capitalized interest	55		45	41	36	34
Less: capitalized interest	(235)		(174)	(81)	(109)	(66)
Less: preferred dividends of a consolidated subsidiary	(53)		(31)	—	—	—

(Losses) earnings from continuing operations before fixed charges	$(657)		4,753	5,446	8,745	8,480

Fixed charges:
Interest expense, net of capitalized interest	$673		550	180	301	448
Capitalized interest	235		174	81	109	66
Amortization of debt expenses, premiums and and discounts	(42)		(32)	7	11	14
Interest portion of rental expense	27		23	22	23	26
Preferred dividends of a consolidated subsidiary	53		31	—	—	—

Total fixed charges	$946		746	290	444	554

Adjusted earnings	289		5,499	5,736	9,189	9,034

Ratio of earnings to fixed charges[a]	$—	[b]	7.4	19.8	20.7	16.3

Preferred dividend requirements:
Total fixed charges	$946		746	290	444	554
Preferred stock dividends	—		—	—	—	96

Combined fixed charges and preferred stock dividends	946		746	290	444	650

Ratio of earnings to combined fixed charges and preferred stock dividends[a]	$—	[b]	7.4	19.8	20.7	13.9

a.
For purposes of computing the consolidated ratio of earning to fixed charges, earnings consist of (loss) income before income taxes and equity in affiliated companies' net earnings. Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; the portion of rental expense that FCX believes to be representative of interest; and preferred stock dividends of a consolidated subsidiary. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the effective tax rate for each applicable year.

b.	As a result of the loss recorded in 2014, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $657 million to achieve coverage of 1:1 in 2014.